UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

FOXO TECHNOLOGIES INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

15% Senior Promissory Notes

(Title of Class of Securities)

N/A

(CUSIP Number)

Tyler Danielson

Interim Chief Executive Officer

729 N. Washington Ave., Suite 600

Minneapolis, MN 55401

(612) 562-9447

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Nimish Patel, Esq.

Blake Baron, Esq.

Mitchell Silberberg & Knupp LLP

2049 Century Park East, 18th Floor

Los Angeles, California 900064

(310) 312-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by FOXO Technologies Inc. (the “Company,” “us” or “we”), a Delaware corporation, on April 27, 2023, as amended and supplemented by Amendment No. 1 to the Issuer Tender Offer Statement on Schedule TO (the “Amendment No. 1”) filed with the U.S. Securities and Exchange Commission on May 5, 2023 (together, the “Schedule TO”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with an offer by the Company to all holders of its 15% Senior Promissory Notes (the “PIK Notes”) to receive 1.25 shares of our Class A Common Stock for every $1.00 of the Original Principal Amount (as defined in the PIK Notes) of such holder’s PIK Notes, in exchange for the consent by such holder of PIK Notes to amendments to the PIK Note Purchase Agreement, pursuant to the terms and subject to the conditions set forth in the Offer to Amend 15% Senior Promissory Notes and Consent Solicitation of FOXO Technologies Inc., as amended and supplemented by the Amendment No. 1 (the “Offer Letter”), and the related Election to Consent, as amended and supplemented by the Amendment No. 1 (the “Election to Consent”), copies of which were previously filed as exhibits to the Schedule TO. The Offer Letter and the related Election to Consent, together with any amendments or supplements thereto, collectively constitute the “Offer”.

This Amendment No. 2 is the final amendment to the Schedule TO and is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) under the Exchange Act.

Except as amended hereby to the extent specifically provided herein, all terms of the Offer and all other disclosures set forth in the Schedule TO and the exhibits thereto, as amended by Amendment No. 1, remain unchanged and are hereby expressly incorporated into this Amendment No. 2 by reference. Capitalized terms used herein and not defined herein have the meanings given to them in the Offer Letter.

Item 4. Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following:

“The Offer expired at 11:59 p.m., Eastern Time, on May 26, 2023. All PIK Note holders elected to participate in the Offer by executing and delivering an Election to Consent, together with all other required documents in accordance with the terms of the Offer, and such participating PIK Note holders are deemed to have authorized, approved, consented to and executed the PIK Note Amendment and the General Release Agreement. The consent of the holders that purchased at least 50.01% in interest of the aggregate principal balance of the PIK Notes (which is the minimum amount required to amend the PIK Note Purchase Agreement) (the “Majority Consent”), which is a condition to the Offer, was obtained. Stockholder Approval, another condition to the Offer, was obtained at the Annual Meeting held on May 26, 2023. We issued an aggregate of 4,321,875 shares of Class A Common Stock on a pro rata basis to the PIK Note holders who participated in the Offer, on the terms and subject to the conditions of the Offer. The PIK Note Amendment and the General Release Agreement are each effective as of the Expiration Date.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 30, 2023

FOXO TECHNOLOGIES INC.

By:	/s/ Tyler Danielson
Name:	Tyler Danielson
Title:	Interim Chief Executive Officer

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